QUADRIGA SECURITIES, LLC
(SEC File No. 8-68580)

Report of independent registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year ended December 31, 2025
And Review Report on Exemption Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68580

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Quadriga Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 Cook Street, Suite 225
(No. and Street)

Denver (City) CO (State) 80206 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen A. Steighner (Name) (303) 795-0400 (Area Code – Telephone Number) ksteighner@complianceadvisers.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert
(Name – if individual, state last, first, and middle name)

4610 DTC Blvd., Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 677 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Jason Ficken_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Quadriga Securities, LLC_____, as of ___December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [DocuSigned by signature]
B2165BEDCAFC4E4...

Title:

___Principal, Chief Compliance Officer_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUADRIGA SECURITIES, LLC

Table of Contents



Cherry Bekaert LLP
Your Guide Forward

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Quadriga Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quadriga Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as Quadriga Securities, LLC's auditor since 2025.

Denver, Colorado
February 25, 2026

cbh.com

3

Statement of Financial Condition
December 31, 2025

ASSETS

Current Assets

Cash and Cash Equivalents

Checking Account	67,324
Total Cash	67,324

Other Current Assets

Prepaids Expenses and Deposits	503
Total Current Assets	67,827

TOTAL ASSETS	$ 67,827

LIABILITIES & EQUITY

Liabilities

Current Liabilities

Accounts Payable and Accrued Expenses	9,199
Total Current Liabilities	9,199
Total Liabilities	$ 9,199
Member's Equity	$ 58,628
TOTAL LIABILITIES & EQUITY	$ 67,827

See notes to financial statements.

4

Notes to Financial Statements

Note 1 – Organization and Nature of Business and Summary of Significant Accounting Policies

Quadriga Securities, LLC (the "Company") was formed in the state of Colorado on January 11, 2010 pursuant to the provisions of the Colorado Limited Liability Company Act. The Company is engaged in two business areas acting as a "finder" in private placement of securities and mergers and acquisitions advisory services. The Company's business is national in scope.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to Footnote74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company is wholly owned by Quadriga Partners, LLC ("Partners"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

The accounting policies set out below have been applied consistently to the period presented in the financial statements. Substantially all assets and liabilities are recorded at fair value.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (**"US GAAP"**), as established by the Financial Accounting Standards Board.

1.   Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash.

3.   Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Note 1 – Organization and Nature of Business and Summary of Significant Accounting Policies (continued)

4. *Fair Value of Financial Instruments*

The carrying amounts of financial instruments, including cash and accounts payable and accrued expenses, approximated fair value as of December 31, 2025 because of the relatively short maturity of these instruments.

5. *Revenue Recognition*

The Company has identified its Managing Member of the Parent, Jason Ficken, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Net Capital Report), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company had $2,725,590 in revenue for the year ending December 31, 2025.

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "success fees" in the accompanying statement of operations. Advisory income is recognized as services are provided. Retainer Fees and Interest income is recognized when earned. The Company issues an invoice for expenses that are recognized on the statement of operations when the transaction is closed and may include travel, meals, data room, data bases, communications and other expenses .

6. *Income Taxes*

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported in the income tax returns of the Company's member, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the Company's member rather than the Company. Accordingly, there would be no effect on the Company's financial statements. The Company is subject to income tax return examinations by major taxing authorities for years since 2022.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2025.

Note 2 - Subsequent Events

The Company has evaluated events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Note 3 - Related Party Transactions

The Company is wholly owned by Quadriga Partners, LLC ("Partners"). Operating costs and expenses as outlined in an Expense Sharing Agreement are incurred by the Parent. Costs are allocated monthly based on actual usage as well as a general allocation of overhead expenses. Pursuant to the Expense Sharing Agreement, the Company agreed to pay Partners $4,503 per month for compensation, occupancy, employee

Note 3 - Related Party Transactions (continued)

benefits, office equipment expense and other expenses. During the year ended December 31, 2025, the Company paid Partners $54,036 under the Agreement.

Note 4 - Member's Equity

Effective January 11, 2010, the Company adopted an Operating Agreement (the "Agreement"). The Agreement specifies the class of units, capital contributions, and accounts, as well as allocations and distributions, including profits and losses.

The Agreement specifies there shall be one class of units, and each unit holder shall share proportionately in the costs, credits, income, revenues, gains, losses, or distributions allocated. Each unit shall have voting rights on any matter presented to the member. At inception, the Company issued 100 units to Members.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, which was $58,125 as of December 31, 2025, and was $53,125 in excess of its required minimum net capital of $5,000. Net capital may fluctuate daily. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital to aggregate indebtedness ratio was .16:1 as of December 31, 2025.

Note 6 - Commitments and Contingencies

During the normal course of business, the Company is subject to inquiries by the SEC as well as the FINRA. Management does not believe the impact of such inquiries, if any, will have a material effect on the accompanying financial statements.

The Company had an agreement with a third party for financial reporting and other financial and compliance support services, which called for monthly payments of $6,210 per month beginning in January 2025. The Company paid $82,800 under this agreement during the year ended December 31, 2025, which is included in "Professional Fees" on the Statement of Operations.

Note 7 – Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company is engaged in various investment banking agreements with independent counterparties. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company manages its exposure

Note 7 – Financial Instruments, Off-Balance Sheet Risks and Uncertainties (continued)

to the risk on a routine basis.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2025, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

The Company has entered into investment banking agreements with several counterparties. For the year ended December 31, 2025, the Company's total revenue was $2,725,590.